J. Nicholas Filler

Mestek, Inc.

413-564-5514

July 3, 2006

VIA EDGAR TRANSMISSION

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division Of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Mestek, Inc.

Preliminary Schedule 14A

Filed May 26, 2006

File No. 001-00448

Schedule 13E-3

Filed May 31, 2006

File No. 005-20200

Dear Mr. Duchovny:

On behalf of Mestek, Inc., a Pennsylvania corporation (the “Registrant” or “Mestek”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rules 101(a)(i) and (iii) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System, and Section 6 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”): (i) the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”), and (ii) the Notice of Annual Meeting and Preliminary Proxy Statement, as amended, relating to Mestek’s Annual Meeting of Stockholders (the “Proxy Statement”).

We are providing you with responses to the comments received from the Commission’s Staff (the “Staff”) by letter dated June 21, 2006 (the “Comment Letter”), with respect to the Registrant’s Proxy Statement and Schedule 13E-3 (together with all exhibits thereto). For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and Mestek’s responses have been set forth below in italics. The Amended Proxy Statement and Amended Schedule 13E-3 reflect the Registrant’s responses to the Comment Letter. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

Courtesy copies of this letter and of the Amended Proxy Statement and Amended Schedule 13E-3 together with all exhibits and supplemental Staff information, are being concurrently provided via Federal Express overnight delivery directly to your attention.

Schedule 13E-3

1.

We note that John Reed and Stewart Reed beneficially own approximately 38% and 25% of your outstanding, respectively, and will continue in their capacities as directors and, in the case of John Reed, chief executive officer of the company. Please provide an analysis as to whether each is engaged in this going private transaction. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Mestek supplementally advises the Staff that in accordance with Section II.D.3. of the Staff’s Current Issues Outline, we have determined to treat John Reed and Stewart Reed as filing persons and have amended the Schedule 13E-3 and Proxy Statement accordingly.

2.	Please be advised that the Schedule 13E-3 must be filed with the Commission at the same time as preliminary soliciting materials under Regulation 14A. See General Instruction D. to Schedule 13E-3.

The Staff’s advisory has been duly noted. Because of a clerical error, the Registrant filed the Schedule 13E-3 after the Proxy Statement. The Registrant will undertake to ensure that its future filings of amendments to the Schedule 13E-3 and Proxy Statement will occur at the same time.

Item 2. Subject Company Information

3.

Please disclose the information under sub-item (f) in the document to be delivered to security holders. Also, provide the price information with respect to your purchases of common stock as required by Item 1002(f) of Regulation M-A.

Pursuant to the Staff’s request, we have disclosed the information under sub-item (f) in the Amended Proxy Statement on Page 102 and have amended the Schedule 13E-3 to provide the price information with respect to our purchases of common stock as required by Item 1002(f) of Regulation M-A.

Item 16. Material to be Filed as Exhibits

4.

In connection with our comment below relating to your prior disclosures about the transaction on Form 8-K, please ensure that you include as exhibits all disclosure materials. See Item 1016(a) of Regulation M-A.

Pursuant to the Staff’s request, we have revised our list of exhibits to include all relevant exhibits as disclosure materials as required by Item 1016(a) of Regulation M-A.

5.	Please file the credit facility agreement as an exhibit to the Schedule 13E-3. See Item 1016(b) of Regulation M-A.

Pursuant to the Staff’s request, we have filed the credit facility agreement as an exhibit to the Schedule 13E-3.

Preliminary Schedule 14A

General

6.

Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. We believe you must potentially present as separate matters the reverse stock split and the forward stock split. Please revise to allow security holders to separately vote on the reverse stock split and the forward split, or explain why, based on our telephone interpretation, separation is not required, If you choose to present your analysis, it should note whether sate law and/or Mestek’s governing instruments require a security holder vote.

Pursuant to the Staff’s request, we have revised the proxy card to allow security holders to separately vote on the reverse stock split and the forward split.

7.

We note that the current reports filed on Form 8-K on April 3, April 14, and May 26, 2006, among others, relate to the current going private transaction. Please tell us why you did not file these materials as soliciting materials under Rule 14a-12 and file the materials as required under Regulation 14A.

Mestek supplementally advises the Staff that we have revised the Schedule 13E-3 and Proxy Statement to specifically incorporate by reference, and to include as an exhibit, the current report filed on Form 8-K filed by the Company on April 3, 2006. We did not file the current report on Form 8-K on April 14 as soliciting materials because such report contained merely factual information regarding a lawsuit and was not furnished under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Mestek supplementally advises the Staff that the current report filed on Form 8-K on May 26, 2006 was contemporaneously filed with the SEC as additional soliciting materials under Rule 14a-12. As a result of clerical error, the filing was made as a “DEF 14A” rather than a “DEFA 14A.” Pursuant to a conversation between our outside counsel, Greenberg Traurig, LLP (“GT”) and Mr. Duchovny of the Staff, on June 20, 2006, GT sent a request, via fax to Ms. Sylvia Pilkerton requesting that the “DEF 14A” be recoded as a “DEFA 14A.”

8.	Please correct the page numbering throughout the document and fill in the blanks.

Pursuant to the Staff’s request, we have corrected the page numbering throughout the document and filled in all appropriate blanks.

Form of Proxy

9.	Please revise the form of proxy and the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(l) of Regulation 14A.

Pursuant to the Staff’s request, we have revised the form of proxy and the cover page of the proxy statement to clearly identify it as being preliminary.

Cover Page

10.	Please tell us why your document title refers to the revocation of proxies.

The Registrant advises the Staff that we have revised the document title to delete the reference to the revocation of proxies.

11.

We note your disclosure that states that the votes of a majority of the minority and a majority of affiliates have been “proposed.” Please revise to clarify here and throughout the proxy statement whether these votes will in fact be applicable to the approval of the stock splits or not to ensure there is no uncertainty as to the required approval.

Pursuant to the Staff’s request, we have revised the disclosure to clarify on the cover page and throughout the Proxy Statement that the votes of a majority of the minority and a majority of affiliates are the required approval for the consummation of the “going private” transaction.

Summary Term Sheet

12.

It appears from the subsection entitled “Vote Required” that the approval of a majority of each of the shares entitled to vote and the votes cast at the meeting by affiliated holders is assured given the holdings by your affiliates. Please state affirmatively that these approvals are assured here and throughout the proxy statement. We note that you “expect” your directors and executive officers to vote for the transactions; provide more certainty as to the voting intentions of your directors and executive officers.

Pursuant to the Staff’s request, we have revised the disclosure on Page 8 and throughout the proxy to state affirmatively that the approval of the majority of the votes cast at the meeting by affiliated holders is assured and have added language reflecting greater certainty as to the expected vote of the directors.

Questions and Answers

13.

Revise the answer to “What is the vote required to approve the ‘going private’ transaction?” to clarify that broker non-votes function as votes against the transaction give the statutory approval requirements for the transaction.

Mestek supplementally advises the Staff that under Pennsylvania law (Sections 1757 and 1914 of the Pennsylvania Business Corporation Law), approval of the transaction requires the approval of a majority of the shares cast on the proposed transaction, once a quorum is declared present or by proxy. Pursuant to the Staff’s request, we have revised the answer to “What is the vote required to approve the ‘going private’ transaction” to clarify that broker non-votes do not function as either votes for, or against the transaction.

Summary Financial Information

14.	Please relocate this disclosure so the “Special Factors” section follows the Summary section immediately. See Rule 13e-3(e)(1)(ii).

Pursuant to the Staff’s request, we have relocated the Summary Financial Disclosure to Page 54 so that the “Special Factors” section immediately follows the “Summary” section.

Special Factors

Overview of the Company and the Transaction – Shareholder Protections

15.	Please describe the type of information required by Rule 15c2-11 and by NASD Form 211.

Pursuant to the Staff’s request, we have revised the disclosure on Pages 20-21 to describe the type of information required by Rule 15c2-11 and by NASD Form 211.

Purposes, Alternatives – Reasons for Going Private

16.

It appears that the factors cited in support for the timing of the company’s pursuit of this going private transaction have been present for some time. Thus, please discuss why the company chose to engage in a going private transaction at this time as opposed to any other time in the company’s public company history. Refer to Item 1013(c) of Regulation M-A.

Pursuant to the Staff’s request, we have revised the disclosure on Page 23 to discuss the rationale behind the timing of the going private transaction.

Purposes, Alternatives – Advantages of Going Private

17.	Please provide a break-down of the $350,000 historical “public company” costs you expect to save following the going private transaction.

Pursuant to the Staff’s request, we have revised the disclosure on Pages 24-25 to include a break-down of the $350,000 historical “public company” costs we expect to save following the going private transaction.

18.	With respect to the disclosure under the subheading “Expense of Maintaining Numerous Small Shareholders,” clarify whether the expense is part of the tabular disclosure in the previous page.

Pursuant to the Staff’s request, we have revised the disclosure on Page 25 to clarify that the expense is part of the tabular disclosure in the previous page.

Purposes, Alternatives – Alternatives Considered

19.

We note that state law does not provide dissenters’ rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of dissenters’ rights in choosing the method by which to take the company private? Would dissenters’ rights have been available had you chosen a different means?

Pursuant to the Staff’s request, we have revised the disclosure on Pages 30-31 to indicate that the board was aware that the choice of structure would not result in dissenters or appraisal rights but did not consider the presence or lack of dissenters’ rights as a material factor in choosing the method by which to take the company private.

Effects of the Transaction – Generally

20.

The circumstances under which the board may choose to abandon the going private transaction despite security holder approval are material and should be described with as much specificity as possible here and in the Summary Term Sheet section.

Pursuant to the Staff’s request, we have revised the disclosure on Page 31 to describe with greater specificity the circumstances under which the board may choose to abandon the going private transaction.

Effects of the Transaction – Effects on the Unaffiliated Remaining Shareholders

21.	Please clarify in the third paragraph whether the annual financial statements that remaining security holders may request will be audited.

Pursuant to the Staff’s request, we have revised the disclosure on Page 33 to clarify that the annual financial statements that the remaining security holders may request for the next five fiscal years will be audited.

Background of the Transaction

22.

We note that the special committee of your board of directors was formed in December 2004. Explain in your disclosure why in late December 2004, apparently after the formation of the special committee, management presented Mr. Reed, instead of the special committee, a proposal for a going private transaction.

Pursuant to the Staff’s request, we have revised the disclosure on Page 35 to explain why management presented Mr. Reed a proposal for a going private transaction.

23.

Please provide more details about how you arrived at the price per share to be paid for the shares held by your unaffiliated security holders as a result of the going private transaction. Your expanded discussion should state who set the price and by what methodology.

Pursuant to the Staff’s request, we have revised the disclosure on Pages 35-36 to provide greater details as to how we arrived at the price per share to be paid for the shares held by our unaffiliated security holders as a result of the going private transaction.

Fairness of the Transaction – Substantive Fairness

24.

Please revise your disclosure in the second paragraph of this section to address the substantive fairness of the transaction to unaffiliated security holders. Please disclose whether each filing person believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, rather than to the Reeds and security holders affiliated with them. It appears that the “Company’s shareholders” other than the Reeds and their affiliates includes officers, directors and other affiliates of the company who may not be affiliated with the Reeds. Please revise your document as necessary to present consistent disclosure.

Pursuant to the Staff’s request, we have revised the disclosure on Page 41 to address the substantive fairness of the transaction to unaffiliated security holders and to disclose that each filing person believes that the going private transaction is fair to unaffiliated security holders. We have revised the Proxy Statement accordingly to present consistent disclosure.

25.

Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note the lack of a discussion of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If true, indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $15.24 per share to be paid to the cashed-out security holders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure.

We note the reference to Houlihan Lokey’s opinion, If any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor’s report will not be sufficient. Please revise accordingly.

Pursuant to the Staff’s request, we have revised the disclosure beginning on Page 41 to provide a reasonably detailed discussion of each material factor forming the basis for our fairness determination in accordance with Item 1014(b) of Regulation M-A.

26.

See our comment above. Please also address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the Houlihan Lokey fairness opinion addressed fairness with respect to security holders other than the Reeds and their affiliates, rather than all security holders unaffiliated with the company.

Mestek supplementally advises the Staff that the Houlihan Lokey fairness opinion addressed fairness with respect to all security holders of the Company other than John Reed, Stewart Reed and certain specific trusts holding our shares for which either (i) John Reed serves as trustee, or (ii) our shares are held for the benefit of an immediate family member of either John Reed or Stewart Reed. We have revised the disclosure on Page 10 to clarify the limited scope of the exceptions contained in the Houlihan Lokey fairness opinion.

Opinion of Houlihan Lokey

27.

Please provide us with supplemental copies of any materials prepared by Houlihan Lokey in connection with its fairness opinion, including any “board books,” draft fairness opinions provided to your board of directors and any summaries of presentations made to your board of directors. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Houlihan Lokey, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3. We note the August 17, 2005 reference to the special committee having used the results of a preliminary valuation analysis prepared by Houlihan Lokey to maintain discussions with Mr. Reed. We also note the draft opinion delivered on March 17, 2006 and the draft opinion and draft presentation delivered on or about May 2, 2006, each by Houlihan Lokey.

Pursuant to the Staff’s request, we have revised the disclosure beginning on Page 34 to summarize all materials that fall within the scope of Item 1015 of Regulation M-A which were presented by Houlihan Lokey to our board of directors. In addition, we have filed such additional written reports from Houlihan Lokey as exhibits to our revised Schedule 13E-3.

28.

We note your disclosure that Houlihan Lokey’s opinion may not be used for any purpose without Houlihan Lokey’s consent. Revise to disclose expressly whether that consent has been given. See Section II.D.1 of our Current Issues Outline for further guidance.

Pursuant to the Staff’s request, we have revised the disclosure on Page 43 to reflect that the Houlihan Lokey opinion no longer requires that their consent be obtained in connection with any use of their opinion.

29.	Please disclose the financial projections provided to Houlihan Lokey for fiscal years 2006-2009.

Pursuant to the Staff’s request, we are supplementally providing you with the financial projections provided to Houlihan Lokey for the fiscal years 2006-2009.

30.	We note the inclusion of an analysis of recent going private transactions in the “Summary of Financial Analyses Performed by Houlihan Lokey.” Please revise your disclosure to summarize it.

Pursuant to the Staff’s request, we have revised the disclosure on Page 49 to summarize the analysis by Houlihan Lokey of recent going private transactions.

31.

With respect to the paragraph after the table in the “Summary of Financial Analyses Performed by Houlihan Lokey,” it is unclear how Houlihan Lokey obtained the ranges of enterprise value and total enterprise value. Please clarify. If the ranges merely restate the combined results of the analyses described in this section, state so and ensure that investors are able to cross-reference each value in the range to the appropriate analysis.

Pursuant to the Staff’s request, we have revised the disclosure on Page 49 to clarify how Houlihan Lokey obtained the ranges of enterprise value and total enterprise value.

32.

Please revise your disclosure to provide the information required by Item 1015(b)(6) of Regulation M-A. Please include a summary of the results achieved in each analysis on a per share basis, the underlying data for each analysis (i.e., the enterprise value and EBITDA for each selected company in the market multiple approach, the transaction value and EBITDA used in the merger and acquisition transaction approach, and the data used in the discounted cash flow analysis), and a description of how each analysis’ results (i) compare with the per share consideration offered to cashed-out security holders, and (ii) support the ultimate fairness opinion rendered by Houlihan Lokey. Please refer to the additional comments in this regard below.

Pursuant to the Staff’s request, we have revised the disclosure on Page 49 to include a summary of the results achieved in each analysis on a per share basis, the underlying data for each analysis), and a description of how each analysis’ results (i) compare with the per share consideration offered to cashed-out security holders, and (ii) support the ultimate fairness opinion rendered by Houlihan Lokey.

33.

Refer to the Market Multiple Approach. Please explain how the selected multiple ranges in each of the last two tables in this section relate to the ratios in the first table. Also, explain why the selected enterprise value ranges in each of the last two tables does not match any of the results immediately above the range.

Pursuant to the Staff’s request, we have revised the disclosure on Page 47 to clarify how the selected multiple ranges in each of the last two tables in this section relate to the ratios in the first table. We have further revised such disclosure to explain why the selected enterprise value ranges in each of the last two tables does not match any of the results immediately above the range.

34.	Explain the meaning of the acronym “MNF” in the Market Multiple Approach.

Pursuant to the Staff’s request, we have revised the disclosure on Page 47 to explain the meaning of the acronym “NMF” means “Non-Meaningful Figure.”

35.

Refer to the Discounted Cash Flow Analysis. Please explain how Houlihan Lokey determined that discount rates of l0%-12% and 12%-14% and EBITDA multiples of 5.5x-7.5x and 4.0x-6.0x, for the HVAC and Formtek segment respectively, were the most appropriate indicators of value. Disclose the industry averages. Also, explain why the selected enterprise values were based on “certain ranges” within the analysis.

Pursuant to the Staff’s request, we have revised the disclosure on Page 48 to disclose the industry averages and explain why the selected enterprise values were based on certain ranges within the analysis.

36.	Refer to the Discounted Cash Flow Analysis. Explain how Houlihan Lokey derived each segment’s enterprise value as they appear on the table in this section.

Mestek supplementally advises the Staff that the table in the Discounted Cash Flow Analysis section does not relate to the Discounted Cash Flow Analysis. Rather, the table relates to the overall valuation conclusion utilizing all valuation approaches. Per the revisions referenced in Comment 31 above on Page 49 of the Amended Proxy Statement, Houlihan Lokey used the results of the various valuation approaches used to estimate an enterprise value from operations for each of the segments.

Potential Conflicts of Interest

37.	Please name the director who holds less than 2000 shares of your common stock.

Pursuant to the Staff’s request, we have revised the disclosure on Page 52 to indicate that Mr. Edward J. Trainor is the director who holds less than 2000 shares of our common stock.

Sources and Amounts of Funds

38.	Please disclose the current interest rate on your line of credit facility. Also, provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Pursuant to the Staff’s request, we have revised the disclosure on Page 53 to disclose the current interest rate on our line of credit facility and the information required by Item 1007(d)(2) of Regulation M-A.

Federal Tax Consequences

39.	While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

Pursuant to the Staff’s request, we have revised the disclosure on Page 100 to recommend, rather than urge, our security holders to consult their tax advisors with respect to their particular tax consequences.

Reservation

40.

Your disclosure here indicates that the board reserves the right to abandon the transaction at any time prior to filing the amendment to your articles of incorporation with the state. With respect to the anticipated timing of the reverse split, please describe your current intentions here and where appropriate in the proxy statement, including in the Summary Term Sheet.

Pursuant to the Staff’s request, we have revised the disclosure on Page 101 to disclose that the current intention of our board of directors is to consummate the going private transaction.

Security Ownership of Certain Beneficial Owners and Management

41.

We note that Schwerin Boyle Capital Management filed a Schedule 13G/A in February 2006 indicating it was the beneficial owner of more than 5% of your outstanding shares. Please tell us why you have not listed this entity in this section or revise the disclosure appropriately.

Pursuant to the Staff’s request, we have revised the disclosure on Page 107 to include Schwerin Boyle Capital Management as the beneficial owner of more than 5% of our outstanding shares.

Security Ownership of Certain Beneficial Owners and Management

42.	Please add a column to the table in this section to show the percentage of outstanding securities which the persons listed will beneficially own after the going private transaction.

Pursuant to the Staff’s request, we have revised the disclosure on Page 108 to include a column in this section indicating the percentage of outstanding securities which the persons listed will beneficially own after the going private transaction.

43.

With respect to the 1,712,691 shares by family trusts for which Mr. John Reed serves as a trustee, please tell us whether Mr. Reed is the beneficial owner of the shares based on the definition of beneficial ownership in Rule 13d-3.

Mestek advises the Staff that we have revised the disclosure on Page 107 and 108 to indicate that Mr. John Reed is the beneficial owner of the 1,712,691 shares held by family trusts for which Mr. Reed serves as a trustee.

Documents Incorporated by Reference

44.

Refer to the third paragraph in this section. Note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Pursuant to the Staff’s request, we have revised the disclosure on Page 123 to clarify that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future.

45.	Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Also, note that our regional offices are no longer open to the public.

Pursuant to the Staff’s request, we have revised the disclosure on Pages 123 and 124 to reflect the new address of the SEC and to indicate that the SEC’s regional offices are no longer open to the public.

Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of the Proxy Statement or Schedule 13E-3, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Sincerely, /s/ J. Nicholas Filler J. Nicholas Filler